UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Orchid Cellmark Inc.

(Name of Subject Company (Issuer))

OCM Acquisition Corp.

a direct wholly owned subsidiary of

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO relates solely to preliminary communications made before commencement of a planned tender offer by OCM Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct, wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all of the outstanding shares of common stock, par value $0.001 per share of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent, (such Rights, to the extent outstanding, together with the shares of Orchid Cellmark common stock, the “Shares”). The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of April 5, 2011, by and among LabCorp, Purchaser and Orchid Cellmark (the “Merger Agreement”).

        Additional Information

The tender offer described herein has not yet commenced, and this document and the exhibit hereto are neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark common stock. At the time the tender offer is commenced, LabCorp and OCM Acquisition Corp. will file a tender offer statement on Schedule TO and related materials with the U.S. Securities and Exchange Commission (“SEC”), and Orchid Cellmark will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. LabCorp, OCM Acquisition Corp. and Orchid Cellmark intend to mail the documents to the stockholders of Orchid Cellmark. INVESTORS AND ORCHID CELLMARK STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT (WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (once they become available) will be available at no charge on the SEC’s website at www.sec.gov. The tender offer statement and related materials, the solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others.

        Forward-Looking Statements

This filing and the exhibit hereto contain certain statements that are not strictly historical statements and constitute forward-looking statements, including, without limitation, statements relating to the expected benefits of the transaction, the timing of the closing of the transaction, LabCorp’s future financial condition, operating results and economic performance, and management’s expectations regarding market position. These statements are based on current expectations, forecasts and assumptions of LabCorp and Orchid Cellmark that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the Merger Agreement will not be satisfied or waived, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Orchid Cellmark stockholders will tender their stock in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

EXHIBIT INDEX

(a)(5)(A)	Joint Press Release issued by LabCorp and Orchid Cellmark, dated April 6, 2011.